Exhibit 4.9

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is intended as a summary only and therefore is not complete. This description is based upon, and is qualified by reference to, our Second Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and our Certificate of Designations, each as amended from time to time, and by applicable provisions of the common law of the State of Nevada. For the complete terms of the capital stock, please refer to our Second Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and our Certificate of Designations, which are incorporated by reference as exhibits to this Annual Report on Form 10-K
General
We are a company incorporated under the laws of the State of Nevada and our affairs are governed by our Second Amended and Restated Articles of Incorporation (as amended, our “Articles of Incorporation”), our Amended and Restated Bylaws (as amended, our “Amended and Restated Bylaws”), our Certificate of Designations (the “Certificate of Designation”) and the common law of the State of Nevada. Our authorized capital stock currently consists of 400,000,000 shares of common stock, par value $0.50 per share ("Common Stock"), as well as 5,000,000 shares of preferred stock, par value $10.00 per share. The following description summarizes certain terms of our shares as set out more particularly in our Articles of Incorporation, our Amended and Restated Bylaws, and our Certificate of Designations.
Common Stock
Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of Preferred Stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of Common Stock. Holders of shares of Common Stock have no right to cumulate votes in the election of directors, thus, the holders of a majority of the shares of Common Stock can elect all of the members of the board of directors standing for election. All outstanding shares of Common Stock are fully paid and non-assessable. Any additional Common Stock we offer and issue under this prospectus, and any related prospectus supplement, will also be fully paid and non-assessable.
Dividends may be paid to the holders of Common Stock when, as, and if declared by the board of directors out of funds legally available for their payment, subject to the rights of the holders of Preferred Stock, if any. On February 13, 2015, we announced that the dividend was being suspended until oil and natural gas prices improve. Any future determination as to the payment of dividends will depend upon the results of our operations, capital requirements, our financial condition and such other factors as our board of directors may deem relevant.
In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of Common Stock will be entitled to share equally, in proportion to the number of shares of Common Stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding Preferred Stock, if any, have received their liquidation preferences in full. Holders of Common Stock are not entitled to preemptive purchase rights in future offerings of our Common Stock. Although our restated articles of incorporation do not specifically deny preemptive rights, pursuant to Nevada law, our stockholders do not have preemptive rights with respect to shares that are registered under Section 12 of the Exchange Act and our Common Stock is so registered.
Preferred Stock
The powers, designations, and preferences of the Company's Series B Convertible Preferred Stock ("Series B Preferred Stock") is set forth in the Certificate of Designation.
Holders of Series B Preferred Stock shall be entitled to receive dividends in an amount equal to a dividend rate of 10% per annum on the Liquidation Value (as defined in the Certificate of Designation). Dividends will be paid in arrears on March 31, June 30, September 30 and December 31 of each year.

In the event that:
•the Company does not pay a dividend in full on the applicable dividend date, or
•the Common Stock ceases to be listed or quoted on any national securities exchange, or the Dividend Rate will be increased by up to 6% per annum, in accordance with the terms of the Certificate of Designation.
Dividends will be paid in cash if the Company has funds legally available for payment and the Board declares a cash dividend payable. Unless all accrued dividends are paid, the Company may not declare dividends on shares of the Company’s capital stock ranking junior to the Series B Preferred Stock, subject to customary exceptions.
Liquidation Preference
In the event of any liquidation, winding up or dissolution of the Company, each holder of Series B Preferred Stock will be entitled to receive out of the Company’s assets legally available for distribution to its stockholders, in accordance with the ranking of the Series B Preferred Stock discussed below, an amount in cash per share of Series B Preferred Stock equal to the greater of (i) the Liquidation Value per share of Series B Preferred Stock plus an amount equal to all accrued dividends on such share of Series B Preferred Stock, and (ii) solely in the event that a liquidation, winding up or dissolution of the Company occurs following the 12-month anniversary of the initial issue date of the Series B Preferred Stock, the market value of the number of shares of Common Stock into which a share of Series B Preferred Stock is convertible determined as of the trading day immediately prior to such liquidation, winding up or dissolution.
Ranking
The Series B Preferred Stock ranks senior to the Common Stock and any shares of capital stock of the Company not expressly ranking senior to or pari passu with the Series B Preferred Stock as to the payment of dividends and distributions of assets upon the liquidation, dissolution or winding up of the Company.
Voting Rights
Holders of Preferred Stock have limited voting rights under Nevada law, the Articles of Incorporation and the terms of the Certificate of Designations. Under the terms of the Certificate of Designation, in addition to certain other actions, the Company may not, without the affirmative vote of at least a majority of the holders of the Series B Preferred Stock voting as a single class: (i) pay any dividends in respect of junior stock, subject to customary exceptions; (ii) issue any capital stock ranking senior or pari passu to the Series B Preferred Stock; (iii) delist the Common Stock from a national securities exchange or enter into certain merger or acquisition transactions; however, the Series B Preferred Stock will not have a right to vote on any material sale of assets, merger, consolidation or Change of Control transaction (discussed below) if the Company agrees to redeem the Series B Preferred Stock in full for cash in the amount determined pursuant to the terms of the Certificate of Designation; (iv) amend the terms of the Articles of Incorporation or the Certificate of Designations in whole or in part, by merger, consolidation or otherwise, so as to adversely affect the rights, preferences, privileges or powers of the shares of Series B Preferred Stock; (v) voluntarily authorize, declare or initiate any bankruptcy, liquidation or dissolution proceedings; (vi) issue any equity securities of its subsidiaries other than to another subsidiary or in connection with the contribution of any assets or cash in excess of $10.0 million to any person that is not wholly-owned by the Company; or (vii) enter into any agreement that expressly prohibits the Company from declaring and paying dividends to the holders of the Series B Preferred Stock.

Holder Conversion
The Conversion Price of the Series B Preferred Stock is $4.00 per share of Common Stock, subject to adjustment pursuant to customary anti-dilution provisions as contained in the Certificate of Designation. Each holder may convert any or all shares of Series B Preferred Stock into shares of Common Stock at the then prevailing Conversion Rate. Holders may receive cash in lieu of fractional shares.
Special Rights Upon a Change of Control
In connection with any Change of Control, defined in the Certificate of Designation but generally meaning (i) the consummation of any transaction the result of which is that any person, other than any Permitted Holder (as defined in the Certificate of Designation), becomes the beneficial owner of more than 50% of the voting stock of the Company, (ii) the direct or indirect sale, lease, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Company, or (iii) the adoption of a plan relating to the liquidation or dissolution of the Company, holders of Series B Preferred Stock may convert all but not less than all shares of Series B Preferred Stock into Common Stock at the then prevailing Conversion Rate (as defined in the Certificate of Designation). Alternatively, holders may elect to require the Company to purchase all but not less than all of its shares of Series B Preferred Stock for cash at a purchase price per share equal to the Change of Control Cash Price (as defined in the Certificate of Designation). The Company will only be required to pay the Change of Control Cash Price to the extent permitted by the Company’s current indentures governing the terms of the Company's outstanding 7.5% Senior Notes due 2025, 6.75% Senior Notes due 2029 and 5.875% Senior Notes due 2030.
In addition, each holder may convert any or all shares of Series B Preferred Stock into shares of Common Stock at the Conversion Rate in connection with the consummation of a Change of Control or Take-Private Transaction (as defined in the Certificate of Designation) in which all of such holder’s shares are not redeemed in full for the Change of Control Cash Price or the Take-Private Cash Price, equal to the Change of Control Cash Price except that the price paid per share of Common Stock in the applicable Take-Private Transaction shall be substituted for the closing sale price of the Common Stock on the trading day immediately prior to a Change of Control transaction in calculating the cash price per share.
Company Optional Redemption
At any time, but subject to the right of the holders to convert their shares of Series B Preferred Stock into Common Stock, the Company may elect to cause any and all shares of Series B Preferred Stock to be redeemed for cash at a redemption price equal to the Liquidation Value per share of Series B Preferred Stock plus an amount equal to all accrued dividends on such share. Customary notice and redemption procedure provisions apply. The Company may assign the right to exercise its redemption right to a third party, and such third party will be entitled to exercise such right on the same terms as the Company.
Anti-Takeover Provisions
Our Articles of Incorporation, our Amended and Restated Bylaws, and Nevada common law include certain provisions which may have the effect of delaying or deterring a change in control or in our management or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized blank check preferred stock, restrictions on business combinations, and the availability of authorized but unissued Common Stock.
Combination with Interested Stockholders Statute
Sections 78.411 to 78.444 of the Nevada Revised Statutes (“N.R.S.”), which apply to any Nevada corporation subject to the reporting requirements of Section 12 of the Exchange Act, including us, prohibits an “interested stockholder” from entering into a “combination” with the corporation for two years, unless certain conditions are met. A “combination” includes:

•any merger of the corporation or any subsidiary of the corporation with an “interested stockholder,” or any other entity, whether or not itself an “interested stockholder,” which is, or after and as a result of the merger would be, an affiliate or associate of an “interested stockholder;”

•any sale, lease, exchange, mortgage, pledge, transfer, or other disposition in one transaction, or a series of transactions, to or with an “interested stockholder” or any affiliate or associate of an “interested stockholder,” of assets of the corporation or any subsidiary:

◦having an aggregate market value equal to more than 5% of the aggregate market value of the corporation’s assets, determined on a consolidated basis;

◦having an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation; or

◦representing more than 10% of the earning power or net income, determined on a consolidated basis, of the corporation; or

•the issuance or transfer by the corporation or any subsidiary, of any shares of the corporation or any subsidiary to an “interested stockholder” or any affiliate or associate of an “interested stockholder,” having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation, except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the resident domestic corporation;

•the adoption of any plan, or proposal for the liquidation or dissolution of the corporation, under any agreement, arrangement or understanding, with the “interested stockholder,” or any affiliate or associate of the “interested stockholder;”
•if any of the following actions occurs:

◦a reclassification of the corporation’s securities, including, without limitation, any splitting of shares, share dividend, or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares;

◦recapitalization of the corporation;

◦merger or consolidation of the corporation with any subsidiary;

◦or any other transaction, whether or not with or into or otherwise involving the interested stockholder, under any agreement, arrangement or understanding, whether or not in writing, with the interested stockholder or any affiliate or associate of the interested stockholder, which has the immediate and proximate effect of increasing the proportionate share of the outstanding shares of any class or series of voting shares or securities convertible into voting shares of the corporation or any subsidiary of the corporation which is beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder, except as a result of immaterial changes because of adjustments of fractional shares.
•any receipt by an “interested stockholder” or any affiliate or associate of an “interested stockholder,” except proportionately as a stockholder of the corporation, of the benefit of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through the corporation.
An “interested stockholder” is a person who is:

•directly or indirectly, the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation; or

•an affiliate or associate of the corporation, which at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.
A corporation to which the Combinations with Interested Stockholders Statute applies may not engage in a “combination” within two years after the interested stockholder first became an interested stockholder, unless the combination meets all of the requirements of the corporation’s articles of incorporation and (i) the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors before the person first became an interested stockholder, or (ii)(a) the combination is approved by the board of directors and (b) at or after that time, the combination is approved at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the stockholders representing at least sixty percent (60%) of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder. If this approval is not obtained, the combination may be consummated after the two year period expires if either (i)(a) the combination or transaction by which the person first became an interested stockholder is approved by the board of directors before such person first became an interested stockholder, (b) the combination is approved by a majority of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder, or (c) the combination otherwise meets the requirements of the Combination with Interested Stockholders statute. Alternatively, a combination with an interested stockholder engaged in more than 2 years after the date the person first became an interested stockholder may be permissible if the aggregate amount of cash and the market value of consideration other than cash to be received by holders of shares of Common Stock and holders of any other class or series of shares meets the minimum requirements set forth in the statue, and prior to the completion of the combination, except in limited circumstances, the interested stockholder has not become the beneficial owner of additional voting shares of the corporation.
Acquisition of Controlling Interest Statute
In addition, Nevada’s “Acquisition of Controlling Interest Statute,” prohibits an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s stockholders. Sections 78.378 to 78.3793 of the N.R.S. only apply to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, that do business directly or indirectly in Nevada and whose articles of incorporation or bylaws in effect 10 days following the acquisition of a controlling interest by an acquiror do not prohibit its application.
We do not intend to “do business” in Nevada within the meaning of the Acquisition of Controlling Interest Statute. Therefore, we believe it is unlikely that this statute will apply to us. The statute specifies three thresholds that constitute a controlling interest:
•at least one-fifth but less than one-third;
•at least one-third but less than a majority; and
•a majority or more, of the outstanding voting power.
Once an acquiror crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold (or within ninety days preceding the date thereof) become “control shares” which could be deprived of the right to vote until a majority of the disinterested stockholders restore that right.
A special stockholders’ meeting may be called at the request of the acquiror to consider the voting rights of the acquiror’s shares. If the acquiror requests a special meeting and gives an undertaking to pay the expenses of said meeting, then the meeting must take place no earlier than 30 days (unless the acquiror requests that the meeting be held sooner) and no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition.
If no such request for a stockholders’ meeting is made, consideration of the voting rights of the acquiror’s shares must be taken at the next special or annual stockholders’ meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles of incorporation or bylaws, call certain of the acquiror’s shares for redemption at the average price paid for the control shares by the acquiror.
Our Articles of Incorporation and Amended and Restated Bylaws do not currently permit us to redeem an acquiror’s shares under these circumstances. The Acquisition of Controlling Interest Statute also provides that in the event the stockholders restore full voting rights to a holder of control shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the control shares may demand payment for the “fair value” of their shares as determined by a court in dissenters rights proceeding pursuant to Chapter 92A of the N.R.S.
Our Transfer Agent
American Stock Transfer & Trust Company, LLC is transfer agent and registrar for our Common Stock.
Listing of Common Stock
Our Common Stock trades on the NYSE under the symbol “CRK”.